FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	News Release dated October 19, 2004 (“Airtel and Research In Motion Launch BlackBerry in India")	Page No 3

Document 1

October 19, 2004

FOR IMMEDIATE RELEASE

Airtel and Research In Motion Launch BlackBerry in India

New Delhi, India and Waterloo, ON – Airtel — India’s leading mobile service provider and a part of India’s largest telecom conglomerate Bharti Enterprises — and Research In Motion (Nasdaq: RIMM; TSX: RIM) today announced the launch of the innovative BlackBerry® wireless solution in India. The initiative, a first in India, provides mobile professionals with a secure and integrated, wireless communications solution. Airtel customers can now join the more than 1.6 million active BlackBerry users worldwide.

At the launch, Mr. Sunil Bharti Mittal, Chairman & Group Managing Director, Bharti Tele-Ventures Limited said: “The launch of BlackBerry underlines our deep commitment to the enterprise and business segments in India. I am pleased to exclusively present the combined power of Telecom and IT through a unique, convergent solution that will change the way Indian business leaders & SMEs manage business communication and their lives. This launch further strengthens Bharti’s resolve to constantly innovate for its customers.”

Don Morrison, Chief Operating Officer at Research In Motion commented: “BlackBerry is designed to provide mobile professionals with the best combined wireless email, data and phone experience. Its unique value has fuelled adoption in thousands of companies and government organizations throughout the world. Research In Motion, together with Bharti and its strong technical and service capabilities, is now aiming to bring the same level of experience to the Indian telecom market.”

Productivity Advantages Offered By BlackBerry

BlackBerry is the leading integrated wireless solution that keeps mobile customers connected through a full suite of productivity enhancement applications:

  Push-based Email - BlackBerry gives Airtel customers the power to manage their email on the go. Users can read, compose, forward, reply, file or delete messages at their convenience. Blackberry Enterprise Server(TM)allows secure integration with Microsoft(R)Exchange or IBM Lotus(R)Domino(TM)(Novell GroupWise support is expected later this year) and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.
  Phone & Text Messaging - BlackBerry Wireless Handhelds(TM)also feature integrated phone capabilities that enable Airtel customers to easily place and receive both phone calls and text messages. The tri-band feature of the device also enables Airtel customers to roam in most major markets around the world* such as the US, Canada, UK, Singapore and Hong Kong.
  Connected Organizer - BlackBerry provides mobile customers with a personal organizer. Airtel customers will be able to access their calendar, address book and task list while on the go. In addition, wireless calendar synchronization keeps customers up-to-date.
  Internet - A variety of Internet services will be at the fingertips of Airtel customers providing them with wireless access to information on the Web.
  Corporate Data Access - BlackBerry Enterprise Server enables push-based access to additional corporate data and enterprise information beyond email using the BlackBerry Browser and software development tools.

Handheld Models Available

Airtel customers will have the choice of three internationally successful BlackBerry Wireless Handhelds — BlackBerry 7730™, BlackBerry 7230™ and BlackBerry 6230™.

About Bharti

Bharti Tele-Ventures is one of India’s leading private sector provider of Tele-communications services with an aggregate of 9.47 million customers as of end of September ‘04, consisting of over 8.7 million mobile customers. The company today offers mobile services in 18 out of 23 circles in India. The company also provides fixed — line services and Internet access over DSL in 5 circles. The company complements its mobile and fixed-line services with national and international long distance services. The company also has a submarine cable landing station at Chennai, which connects the submarine cable connecting Chennai and Singapore. The company provides reliable end-to-end data and enterprise services to the corporate customers by leveraging its nationwide fibre optic backbone, last mile connectivity in fixed-line and mobile circles, VSATs, ISP and international bandwidth access through the gateways and landing station. For more information, visit www.bhartiteleventures.com

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Viraj Chouhan
Bharti Tele-Ventures Ltd.
9818668081
viraj.chouhan@bharti.com

Katie Lee
Research In Motion - Asia Pacific
+852 6277 6841
kalee@rim.com

Courtney Flaherty
Brodeur Worldwide for Research In Motion
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
Research In Motion - Investor Relations
(519) 888-7465
investor_relations@rim.com

* Check with Airtel for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

“The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus and will contain detailed information about the Company and its management, as well as financial statements. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.”

The BlackBerry and Research In Motion families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 19, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller